MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	Samir Virani
Direct Tel.	604.648-1671
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	33724-0001 / @BCL@840C126D.DOC

March 18, 2009

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Gary Newberry
Division of Corporation Finance

Dear Sirs:

Re:	China Health Care Corporation
Form 10-K for the Year Ended September 30, 2008
Filed December 29, 2008
Response Letter Dated December 24, 2008
File No. 333-127016

We are solicitors for the Company. In connection with your letter dated February 13, 2009 regarding the Company, we are seeking a further extension to the stated deadline of March 13, 2009.

We advise that the Company is currently working on providing the information requested in your letter, however due to the nature of the revisions that are required, the Company has advised that they feel they will be able to provide a more comprehensive response if a further extension to March 27, 2009 is granted.

We would appreciate receiving your written confirmation of a further extension to March 27, 2009.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Samir Virani
Samir Virani
SV/rl